FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J G Hopwood,
G Marcus, J M McMahon
†
, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
MEDIA RELEASE
Strike ends at Choco 10 Gold Mine
Johannesburg, 22 June 2007.
Further to the announcement
made on 19 June 2007, Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) is pleased to announce that the strike at its Choco 10 mine in Venezuela, which commenced on 6 June
2007, has ended and employees have returned to work.
As a result of the strike, the production for the quarter is expected to be down from the previously advised 8000 ounces to approximately 5800 ounces.
- ends -

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 June 2007
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs